December 12, 2012

Via Federal Express and EDGAR

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Amendment No. 3 to Registration Statement on Form 20-F

Supplemental Response Filed October 25, 2012

File No. 001-35505

Dear Ms. Gowetski:

On behalf of our client, Brookfield Property Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of November 27, 2012 (the “Comment Letter”) to Steven Douglas with respect to the Company’s Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 20-F (the “Registration Statement”) and the supplemental response filed by the Company on October 25, 2012.

On November 21, 2012, the Company filed Amendment No. 4 (“Amendment No. 4”) to the Registration Statement which reflected, among other things, the response letter filed by the Company on October 25, 2012 in response to comments of the Staff set forth in the Staff’s letter dated October 9, 2012. Unless otherwise noted, page references in the Company’s responses correspond to the pages in Amendment No. 4. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

On the date hereof, the Company is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, four copies of Amendment No. 5, four marked copies of Amendment No. 5 showing changes against Amendment No. 4 and four marked copies of Amendment No. 5 showing changes against Amendment No. 3. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment.

The following are the Company’s responses to the Comment Letter:

Form 20-F

General

1.	We note your response to comment 1 of our letter dated October 9, 2012. Please revise your disclosure as noted below or advise:

•

With respect to the quarterly equity enhancement distribution, please revise to provide an example of how such amount will be calculated, including a description of how you calculate your total capitalization value as well as a description of any adjustments.

•

With respect to the incentive distributions, please disclose the specified targets and quantify the amount by which the specified targets need to be exceeded in order to pay such distributions. Please also provide an example of how such distributions will be calculated.

•	Please quantify in a table all management fees, equity enhancement distributions and incentive distributions on an annual basis to clarify such disclosure.

•

Please revise to describe the risks created by the structure of the management fees and equity enhancement distributions, which create incentives for the Managers and the Property Partnership General Partner to maximize fees and other distributions. In addition, please highlight the fact that the management fee is not tied to your performance.

Response.

In response to the first bullet point above, the Company advises the Staff that, as disclosed on page 150, the Property GP LP will receive a quarterly equity enhancement distribution equal to 0.3125% (or 1.25% on an annualized basis) of the amount by which the Company’s total capitalization value exceeds the total capitalization value of the Company determined immediately following the spin-off. For purposes of calculating the equity enhancement distribution, the total capitalization value of the Company will be equal to the aggregate of the value of all of the Company’s outstanding units and the securities of other Service Recipients that are not held by the Company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that will be in place at closing of the spin-off) with recourse against the Company, the Property Partnership or a Holding Entity, less all cash held by such entities.

In order to provide greater clarity, the Company has revised the Registration Statement on page 155 to include an example of how the equity enhancement distribution and total capitalization are calculated.

In response to the second bullet point above, the Company advises the Staff that the specified targets for the quarterly incentive distributions to the Property GP LP are set forth on page 151 and are referred to in the Company’s disclosure as the First Distribution Threshold, scheduled to be a quarterly distribution of $0.275 per unit (or $1.10 per unit on annualized basis), and the Second Distribution Threshold, scheduled to be a quarterly distribution of $0.30 per unit (or $1.20 per unit on annualized basis). With respect to limited partner distributions in excess of the First Distribution Threshold but less than the Second Distribution Threshold, the Property GP LP will receive an incentive distribution equal to the amount such that the incentive distribution is equal to 15% of the aggregate of such limited partner distributions and the incentive distribution. With respect to limited partner distributions in excess of the Second Distribution Threshold, the Property GP LP will receive an incentive distribution equal to the amount such that the incentive distribution is equal to 25% of the aggregate of such limited partner distributions and the incentive distribution.

In order to provide greater clarity, the Company has revised the Registration Statement on page 156 to provide an example of how the incentive distributions are calculated.

In response to the third bullet point above, the Company has revised the Registration Statement on page 156 to include a table which quantifies, on a quarterly and annualized basis, all management fees, equity enhancement distributions and incentive distributions that would be earned based on the examples provided above.

In response to the fourth bullet point above, the Company has revised the risk factor disclosure on page 23.

Risk Factors, page 7

2.	We note your disclosure on page 27 that your U.S. unitholders will be considered to receive a taxable distribution as a result of the spin-off. Please revise your disclosure in the risk factor section and throughout the registration statement to highlight, if true, that (i) unitholders will be taxed as a result of the spin-off, (ii) the company has no obligation to distribute cash to pay such taxes and (iii) going forward unitholders may be subject to additional taxes and filing requirements based on your partnership structure.

Response.

The Company has revised the disclosure on page 27 to include an additional risk factor.

In addition, the Company has revised its disclosure on pages 27, 32, 39, 163, 172 and 178 to add additional risk factor disclosure consistent with the new risk factor described above.

History and Development of the Company, page 37

3.	We note your disclosure on page 22 that Brookfield will not owe your unitholders any fiduciary duties under your Master Service Agreement or other arrangements with Brookfield and that The Bermuda Limited Partnership Act 1883, under which your company and the Property Partnership were established, does not impose statutory fiduciary duties on a general partner of a limited partnership. Please revise your disclosure in this section to more specifically describe the fiduciary duties owed to unitholders under Bermuda law and how these fiduciary duties are different than those owed to unitholders under U.S. and Canadian law. To the extent your Limited Partnership Agreement modifies fiduciary duties that might otherwise be owed to your company, please more specifically describe these modifications.

Response.

The Company has revised its disclosure on page 37 to address the Staff’s comments.

Performance Measures, pages 66 - 67

4.	We have further considered your presentation of FFO. Please expand your disclosure to further explain why you believe that your FFO measure is economically similar to NAREIT’s FFO measure, if true, focusing on the measure itself, rather than just the adjustments. Address the potential differences resulting from using IFRS versus US GAAP; explain why you believe that these are not material and/or have been removed by the adjustments.

Response.

On November 21, 2012, the Company filed Amendment No. 4 to the Registration Statement in which the Company revised its disclosure on pages 4 and 68 to address the Staff’s comments.

Critical Accounting Policies, Estimates and Judgments, page 105

Investment Properties, page 105

5.	We note your disclosure on page F-19 which states that you utilize two varying valuation methods for your investment properties (i.e. discounted cash flow and direct capitalization). Please clarify and expand your disclosure to discuss your rationale for using different valuation methods for different properties. Your response should address any differing characteristics among the properties and the factors considered in determining the most appropriate valuation method to use. In addition, please tell us and disclose how you validate the techniques or models you use.

Response.

The Company has revised its disclosure on page F-19 to discuss its rationale and how it validates its determination for using different valuation methods for different properties.

Commercial Property Operations of Brookfield Asset Management, Inc.

Carve-Out Statements of Income (Loss), page F-5

6.	We will look for your revised proposed presentation discussed with us on November 20, 2012 during our review of your next amendment to the Registration Statement.

Response.

On November 21, 2012, the Company filed Amendment No. 4 to the Registration Statement in which the Company revised its disclosure of the carve-out statements of income (loss) on page F-5.

Note 7 — Equity Accounted Investments, page F-22

7.	We note your response to comment 4 of our letter dated October 9, 2012. Please revise to also disclose the percentage of common stock these warrants would represent upon exercise for just you separately, without consideration of your consortium partners. Furthermore, we note that you disclose that the fair value of your interest in GGP as of December 31, 2011 is $4.1 billion. Please tell us and disclose how you determined this fair value amount. Your response should address the various components that make up your total economic interest held in GGP (e.g., common stock, warrants, etc.), the fair value technique used to value each component, and how the fair value determined relates to the publicly traded share price of GGP as of December 31, 2011. We note that the 2011 Annual Report for Brookfield Asset Management discloses on page 120 that the fair value of its investment in GGP is only $2.9 billion; please reconcile this amount to the amount you have disclosed on page F-22.

Response.

The Company has revised its disclosure on page 65 to disclose the percentage of common stock the warrants would represent upon exercise for just the Company separately, without consideration of the Company’s consortium partners.

The $4.1 billion disclosed as the fair value of the Company’s interest in GGP as of December 31, 2011 was determined as the proportionate common stock ownership interest in the net assets of GGP determined in accordance with IFRS. The primary difference between this amount and the $2.9 billion disclosed by Brookfield Asset Management Inc. on page 120 of its Annual Report is that the $4.1 billion reflects the fair value of GGP’s investment property as measured in accordance with IFRS whereas the $2.9 billion reflects the fair value of the common stock of GGP owned by the Company based on the traded price of GGP’s common stock as of December 31, 2011. The Company will revise its disclosure to disclose the fair value of the Company’s investment in GGP based on the traded price of GGP’s common stock. The revised disclosure on page F-22 will be as follows:

The fair value of the common shares of GGP held by the Company based on the trading price of GGP common stock as of December 31, 2011 is $2.9 billion (2010 — $1.2 billion).

Unaudited Pro-Forma Financial Statements

Note 4 — Pro-Forma Adjustments

(e) Partnership Equity, page PF-11

8.	We continue to consider your analysis regarding non-controlling interest.

Response.

The Company has revised its disclosure on page 7 and in the unaudited pro forma financial statements of the Company and the related notes thereto to reflect the Company’s discussions with the Staff on November 29, 2012.

* * *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Jessica Barberich
Kevin Woody
Folake Ayoola
(Securities and Exchange Commission)

Steven Douglas
(Brookfield Property Partners L.P.)